MODERN CITY ENTERATAINMENT, INC.
1815 GRIFFIN ROAD, SUITE 207
FORT LAUDERDALE, FL 33004

October 15, 2009

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC    20549

Re: Modern City Entertainment, Inc.
       Form 10-K for the year ended December 31, 2008
       Filed June 30, 2009
       File No. 0-50468

Dear Ms. Cvrkel:

The following is the Company’s response to you letter dated August 17, 2009:

Annual Report on Form 10K for the year ended December 31, 2008
Note 2. Summary of Significant Accounting Policies
Note 4. Capital Stock

1.
We note from the disclosures provided in Notes 2 and 4 to the Company’s financial statements that no compensation expense is recognized when stock options are granted to employees or directors.  We also note that on the granting of stock options to employees or directors the Company has elected to provide pro forma disclosure on their face value.

The Company has engaged a professional to determine the value of the options issued under the Black – Sholes model and the financial statements for 2007 and the related footnotes will be revised to reflect the assumptions and compensation expense therein. The Company will be filing an amended 10K for the year ended December 31, 2008 to reflect the compensation expense for the issuance of these stock options in its December 31, 2007 statement of operations and balance sheet and the balance sheet for year ended December 31, 2008.

Form 10-Q for the periods ended March 31, 2009 and 6/30/09

2.
We note that your Form 10-Qs for the quarters ended March 31, 2009 and June 30, 2009 are currently delinquent.  Please file these periodic reports immediately.  Alternatively, supplementally advise us of why these reports have not yet been filed and tell us when you expect to file those delinquent periodic reports.

The Company has since filed both 10Qs for the quarters ended March 31, 2009 and June 30, 2009 on September 1, 2009.

The Company hereby acknowledges:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any additional questions.

Sincerely,

William Erfurth
Chief Executive Officer